COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (CBD) informs its shareholders and investors that Mr. Augusto Marques da Cruz Filho - who has been an Executive Officer of the Company over 11 years, as Finance and Administration Officer and, in the last two years and a half, as CEO - has expressed his intention to leave the current position in the coming months, to pursue personal interests.

Throughout all this period, Mr. Augusto Cruz has performed his duties with dedication and competence, being part of the growth and consolidation of CBD as the leading retailer in Brazil.

Mr. Augusto Cruz was the first CEO of CBD who was not a member of the Diniz family. With him, CBD started the fully professional management, which will continue with the hiring of another skilled professional to lead the management team of CBD and its 70 thousand employees.

According to best practices of Corporate Governance, Mr. Augusto Cruz will remain as CEO and will support the management transition process.

São Paulo, August 16, 2005

Abilio dos Santos Diniz

Chairman of the Board